UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.2)

Under the Securities Exchange Act of 1934

TRUMP ENTERTAINMENT RESORTS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89816T103

---------

(CUSIP Number)

Murray A. Indick

Prides Capital Partners, L.L.C.

200 High Street, Suite 700

Boston, MA 02110

(617) 778-9200

-------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 23, 2005

-----------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following Box ☐.

*The remainder of this cover page shall be filled out for a reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89816T103	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Prides Capital Partners, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-0654530

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
1,980,689**

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9. SOLE DISPOSITIVE POWER

-0-

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10. SHARED DISPOSITIVE POWER
1,980,689**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,980,689**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES

☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%

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14.	TYPE OF REPORTING PERSON

OO (Limited Liability Company)

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** See Item 5

CUSIP NO. 89816T103	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Kevin A. Richardson, II

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
1,980,689**

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9. SOLE DISPOSITIVE POWER

-0-

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10. SHARED DISPOSITIVE POWER
1,980,689**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,980,689**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%**

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14.	TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 89816T103	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Henry J. Lawlor, Jr.

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
1,980,689**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER
1,980,689**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,980,689**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%

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14.	TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 89816T103	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Murray A. Indick

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7. SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8. SHARED VOTING POWER
1,980,689**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER
1,980,689**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,980,689**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES

☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%

-----------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

IN

-----------------------------------------------------------------------

** See Item 5

CUSIP NO. 89816T103	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Charles E. McCarthy

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

-----------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7. SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8. SHARED VOTING POWER
1,980,689**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER

1,980,689**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,980,689**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%

-----------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

IN

-----------------------------------------------------------------------

** See Item 5

CUSIP NO. 89816T103	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Christian Puscasiu

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

-----------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7. SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8. SHARED VOTING POWER
1,980,689**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER

1,980,689**

------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,980,689**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%

-----------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

IN

-----------------------------------------------------------------------

** See Item 5

CUSIP NO. 89816T103	SCHEDULE 13D

Item 1. Security and Issuer

----------------------------

This Amendment No. 2 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on August 15, 2005, as amended by Amendment No. 1 filed with the Commission on October 25, 2005, by Prides Capital Partners, L.L.C. a Delaware limited liability company, Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu. This amendment to the Schedule 13D relates to the shares of Common Stock, par value $0.001 (the “Common Stock”) of Trump Entertainment Resorts, Inc., a Delaware corporation, which has its principal executive offices at 1000 Boardwalk at Virginia Avenue, Atlantic City, New Jersey 08401. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

---------------------------------------------

(a), (b) According to the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2005, filed on November 14, 2005, there were 27,086,501 shares of Common Stock issued and outstanding as of November 11, 2005. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 1,980,689 shares of Common Stock held by Prides Capital Partners, L.L.C. Voting and investment power concerning the above shares are held solely by Prides Capital Partners, L.L.C.

Although Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

(c) Prides Capital Partners, L.L.C. has effected transactions in the Common Stock during the past 60 days as set forth below:

Date	Transaction	Number of Shares of Common Stock	Price/Share
10-21-05	Purchase	50,000	16.96
10-26-05	Purchase	27,000	16.81
10-26-05	Sale	70,000	17.00
10-27-05	Purchase	6,555	16.81
10-28-05	Purchase	20,510	17.08
11-02-05	Purchase	200	17.00
11-03-05	Purchase	2,814	17.15
11-04-05	Purchase	113,000	18.20
11-04-05	Sale	120,000	18.25
11-08-05	Purchase	5,000	17.75
11-08-05	Sale	10,000	17.90
11-15-05	Purchase	20,000	17.60

CUSIP NO. 89816T103	SCHEDULE 13D

Additionally, on December 23, 2005, Prides Capital Partners, L.L.C., transferred 300,000 shares of Common Stock to a newly formed grantor trust (the "Trust") of which Prides Capital Partners, L.L.C. is the settlor and sole beneficiary. The Trust has an independent trustee who has sole voting power and sole investment power over the shares of Common Stock transferred to the Trust. The trust agreement directs the trustee to hold the Common Stock for sale at specified minimum prices, with 100,000 shares to be sold if the market price of the Common Stock is $40 per share or more, another 100,000 shares to be sold if the market price is $45 per share of more, and the remaining shares to be sold if the market price is $50 per share or more. Prides Capital Partners, L.L.C. has the right to revoke or amend the trust upon 61 days notice to the trustee.

Except as set forth above in this Item 5, none of the Reporting Persons engaged in any other transactions in Common Stock within the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with

Respect to Securities of the Issuer

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On December 23, 2005, Prides Capital Partners, L.L.C. entered into a trust agreement with an independent trustee pursuant to which Prides Capital Partners, L.L.C. transferred to the Trust beneficial ownership of 300,000 shares of Common Stock. The material terms of the trust agreement are described in Item 5(c) above.

CUSIP NO. 89816T103	SCHEDULE 13D

Item 7. Material to be Filed as Exhibits

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Exhibit A Joint Filing Undertaking.

Exhibit B Trust Agreement

CUSIP NO. 89816T103	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 23,	2005

Prides Capital Partners, L.L.C.

------------------------

By: Murray A. Indick

Managing Member

By: /s/ Murray A. Indick	By: /s/ Kevin A. Richardson, II

--------------------------	-----------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

By: /s/ Henry J. Lawlor, Jr.	By: /s/ Charles E. McCarthy

--------------------------	-----------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact	Attorney-in-Fact

By: /s/ Christian Puscasiu

-------------------------
Murray A. Indick
Attorney-in-Fact

CUSIP NO. 89816T103	SCHEDULE 13D

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: December 23,	2005

Prides Capital Partners, L.L.C.

------------------------

By: Murray A. Indick

Managing Member

By: /s/ Murray A. Indick	By: /s/ Kevin A. Richardson, II

----------------------------	-----------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

By: /s/ Henry J. Lawlor, Jr.	By: /s/ Charles E. McCarthy

----------------------------	-----------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact	Attorney-in-Fact

By: /s/ Christian Puscasiu

---------------------------
Murray A. Indick
Attorney-in-Fact